SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

404139107
(CUSIP Number)

Scott Black
General Counsel and Chief Compliance Officer
Hudson Bay Capital Management LP
777 Third Ave., 30th Floor
New York, NY 10017
(646) 825-2155

with a copy to:

Eleazer N. Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404139107	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Hudson Bay Credit Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,725,838
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,725,838
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,725,838
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 404139107	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Hudson Bay Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,725,838
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,725,838
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,725,838
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 404139107	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Sander Gerber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,725,838
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,725,838
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,725,838
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 404139107	SCHEDULE 13D/A	Page 5 of 9 Pages

This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 9, 2014 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on September 25, 2014 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on August 14, 2015 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on October 13, 2015 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on October 20, 2015 ("Amendment No.4") and Amendment No. 5 filed with the SEC on November 10, 2015 ("Amendment No. 5") and Amendment No. 6 filed with the SEC on November 19, 2015 ("Amendment No. 6" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the "Schedule 13D") with respect to the shares of Common Stock, $0.001 par value per share (the "Common Stock"), of HC2 Holdings, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended and restated as follows:

The HB Fund acquired: (i) 2,980,912 shares of Common Stock reported herein through the conversion of 12,499 of the Company's Series A Convertible Participating Preferred Stock, $0.001 par value per share (the "Convertible Preferred Stock") held by the HB Fund and (ii) 770,926 shares of Common Stock reported herein through the exchange of 1 share of Convertible Preferred Stock held by the HB Fund pursuant to Section 3(a)(9) of the Securities Act of 1933 and all of the rules and regulations promulgated thereunder (the "Securities Act"), all pursuant to the Voluntary Conversion Agreement, as described in Item 4.

Funds for the purchase of the Convertible Preferred Stock were derived from the working capital of HB Fund. A total of $12,500,000 was paid to acquire such Convertible Preferred Stock.

Item 4.	PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 7, 2016, the HB Fund and the Company entered into a voluntary conversion agreement (the "Voluntary Conversion Agreement"). The transaction provided for in the Voluntary Conversion Agreement and described below is referred to as the "Voluntary Conversion."

Pursuant to the terms of the Voluntary Conversion Agreement, the Company and the HB Fund have mutually agreed that on the closing date of the Voluntary Conversion, (i) the Series A Holder will voluntarily convert 12,499 of the 12,500 shares of Series A Preferred Stock it holds into 2,980,912 shares of Common Stock pursuant to the

CUSIP No. 404139107	SCHEDULE 13D/A	Page 6 of 9 Pages

terms of the Certificate of Designation of Series A Convertible Participating Preferred Stock (the "Series A Certificate of Designation"), such amount representing the number of shares of Common Stock into which the 12,499 shares of Series A Preferred Stock held by the HB Fund is currently convertible pursuant to the terms of the Series A Certificate of Designation and (ii) in consideration of the conversion referenced in clause (i) above, the Company will issue to the HB Fund in exchange for the single remaining share of Series A Preferred Stock it holds, in an exchange transaction exempt from the registration requirements of the Securities Act under Section 3(a)(9) of the Securities Act, 770,926 shares of Common Stock. The Series A Certificate of Designation has not been amended or otherwise altered in connection with the Voluntary Conversion. The closing of the Voluntary Conversion is expected to occur on October 12, 2016 or shortly thereafter.

The summary of the Voluntary Conversion Agreement is not complete, and is qualified in its entirety by reference to the text of the agreement, which is referenced as Exhibit 7 to this Schedule 13D. The Voluntary Conversion Agreement is incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on October 11, 2016 (the "Form 8-K").

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. References to percentage ownerships of Common Stock in this Statement are based upon 41,783,163 shares of Common Stock consisting of (i) 38,031,325 shares of Common Stock outstanding as of September 30, 2016, as disclosed in the Voluntary Conversion Agreement and (ii) 3,751,838 shares of Company issuable to the HB Fund pursuant to the Voluntary Conversion. The Reporting Persons may be deemed to beneficially own an aggregate of 3,725,838 shares of Common Stock issuable pursuant to the Voluntary Conversion, which represents approximately 8.9% of the Company's Common Stock, calculated in accordance with Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Rule 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

CUSIP No. 404139107	SCHEDULE 13D/A	Page 7 of 9 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	In addition to the Voluntary Conversion described in Item 4, the HB Fund entered into transactions in the shares of Common Stock during the past 60 days, which were all in the open market, which are set forth in Schedule A, and are incorporated herein by reference. The other Reporting Persons did not enter into any transactions in the shares of Common Stock within the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 7, 2016, the HB Fund entered into the Voluntary Conversion Agreement, as described in Item 4. A copy of the Voluntary Conversion Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

7.	Voluntary Conversion Agreement (incorporated by reference to Exhibit No. 10.1 of the Form 8-K)

CUSIP No. 404139107	SCHEDULE 13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 11, 2016

HUDSON BAY CREDIT MANAGEMENT LLC

By: /s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory

HUDSON BAY CAPITAL MANAGEMENT, L.P.

By: /s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber
SANDER GERBER

CUSIP No. 404139107	SCHEDULE 13D/A	Page 9 of 9 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the HB Fund during the past sixty days. All transactions were effectuated in the open market through a broker. The amounts reported in the "Weighted Average Price" column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold. The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the range of prices set forth in the "Range of Prices" column in the table below. The Reporting Persons shall undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding such number of shares of Common Stock purchased or sold, as applicable, within the range of prices set forth in the table below.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*	Range of Prices ($)*

08/12/2016	(94,039)	4.38775	4.27-4.46
08/15/2016	(75,000)	4.84444	4.32-4.55
08/16/2016	(56,000)	4.42512	4.38-4.50
08/17/2016	(65,000)	4.44040	4.36-4.50
08/18/2016	(90,472)	4.64449	4.45-4.77
08/19/2016	(100,000)	4.61762	4.48-4.78
08/22/2106	(34,453)	4.63490	4.52-4.72
08/23/2106	(60,222)	4.76156	4.66-4.84
08/24/2016	(59,180)	4.73404	4.64-4.84
08/25/2016	(67,000)	4.67676	4.60-4.74
08/26/2016	(31,000)	4.71867	4.62-4.86
08/29/2016	(55,000)	4.93386	4.80-5.00
08/30/2016	(54,500)	4.85573	4.82-4.94
08/31/2016	(55,000)	4.76556	4.70-4.83
09/01/2016	(75,000)	4.66611	4.61-4.85
09/02/2016	(110,000)	4.57142	4.50-4.74
09/06/2016	(48,091)	4.67300	4.54-4.73
09/07/2016	(24,288)	4.68340	4.62-4.73
09/08/2016	(28,487)	4.67140	4.61-4.73
09/26/2016	(10,467)	5.01165	5.00-5.10
09/27/2016	(25,000)	5.01057	5.00-5.04
09/28/2016	(12,818)	5.00787	5.00-5.05
09/29/2016	(36,402)	5.00561	5.00-5.05
09/30/2016	(92,000)	5.06636	5.00-5.14
10/11/2016	(26,000)	5.64738	5.50-5.89

*       Excluding commissions.